[Wachtell, Lipton, Rosen & Katz Letterhead]
November 21, 2008
VIA EDGAR AND EMAIL
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 20, 2008
File No. 333-155248
Dear Mr. Windsor:
     Set forth below are responses of The PNC Financial Services Group, Inc. (“PNC”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated November 18, 2008 regarding Amendment No. 1 to PNC’s Registration Statement on Form S-4 (the “Registration Statement”) and PNC’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 (the “PNC Form 10-Q”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 (the “Amendment”) to the Registration Statement, and we have enclosed six courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on November 20, 2008.
     To the extent the Staff believes that any of our responses are not sufficient to permit moving ahead to declare the Registration Statement to be effective, we stand ready to work with you to

Christian Windsor, Esq.
November 21, 2008

resolve any such concerns as quickly as possible. Once again, we greatly appreciate all of the effort the Staff has put in to get us to this advanced stage so quickly.
     The Staff’s comments, indicated in bold, are followed by responses on behalf of PNC.
Form S-4
General
1.	The staff continues to consider your responses and supplemental submissions to previously issued comments and encourages the parties to resolve these outstanding issues promptly.
     Response:
We acknowledge that the Staff continues to review our responses and supplemental submissions and we will continue to work with the Staff to promptly resolve any outstanding issues.
2.	In response to comment 1 in our letter dated November 18, 2008, you indicate that PNC received financial projections from National City, but did not rely on them. Please advise the staff how you concluded that these projections did not represent material, non-public information.
     Response:
In response to the Staff’s comment, we supplementally advise the Staff that we have not included in the Amendment the financial projection information provided by National City to PNC based on PNC’s conclusion that the projections provided to PNC by National City did not represent material, non-public information. Our conclusion was based on several factors, including that the projections were last fully updated in August, do not take into account the subsequent changes in market and economic conditions, including the extreme conditions and volatility experienced over the last several months (during which time, among other things, public analyst estimates for financial services firms generally have been significantly reduced), do not take into consideration the likely impact on counterparty relationships, depositors or regulatory relations of the environment generally and at National City in particular, and as a result of the foregoing do not reflect management’s expectations for National City on a stand-alone basis or otherwise.
Recent Developments, page 26
3.	We note your response to comment 3 in our letter dated November 18, 2008. Please revise this section to disclose that participation in the Capital Purchase Program may dilute the interest of common stockholders.
     Response:
In response to the Staff’s comments, we have revised the disclosure on page 26 of the Amendment.
Background of the Merger, page 40
4.	Please revise this section to briefly discuss any consideration given to the implications IRS Notice 2008-83 may have had on a deal with National City.
     Response:
In response to the Staff’s comments, we have revised the disclosure on page 100 of the Amendment.
     Opinion of National City’s Financial Advisor; Opinion of PNC’s Financial Advisor, page 50 & 55
5.	Please confirm the staff’s understanding that the amounts disclosed in response to comment 20 in our letter dated November 18, 2008 represent all material compensation received by the

Christian Windsor, Esq.
November 21, 2008

financial advisors from the parties to this transaction. Alternatively, please revise the disclosure to provide all amounts responsive to the prior comment.
     Response:
The amounts disclosed in response to Comment 22 in your letter dated November 18, 2008 represents all material compensation received by Goldman Sachs from National City and its affiliates in the last two years for investment banking and other financial services unrelated to the merger and all material compensation received by Citigroup Capital Markets and J.P. Morgan Securities from PNC and its affiliates in the last two years for investment banking and other financial services unrelated to the merger (upon completion of the bracketed numbers on pages 62 and 70).
* * * * * *
     Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381. PNC is ready to submit an acceleration request (including the acknowledgments described on page 3 of the Staff’s comment letter) promptly upon being informed by the Staff that it has completed its review, and would hope to do so on Friday, November 21, 2008. PNC recognizes, and greatly appreciates, the Staff’s efforts to expedite the process to date.

Sincerely,
/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Donald J. Toumey, Esq., Sullivan & Cromwell LLP
Andrew D. Soussloff, Esq., Sullivan & Cromwell LLP
Richard J. Johnson, The PNC Financial Services Group, Inc.
George P. Long, III, Esq., The PNC Financial Services Group, Inc.
David L. Zoeller, Esq., National City Corporation